SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                          INSITUFORM EAST, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                            PAR VALUE $.04 PER SHARE
                         (Title of Class of Securities)

                                   457662-10-4
                                 (CUSIP Number)

                                Robert W. Erikson
                                  CERBCO, Inc.
                                3421 Pennsy Drive
                               Landover, MD 20785
                                 (301) 773-1784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                John Paul Ketels
                       Clifford Chance Rogers & Wells LLP
                              607 14th Street, N.W.
                              Washington, DC 20005
                                 (202) 434-0700

                                October 29, 1999
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. /   /


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No. 457662-10-4
                                       13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         CERBERONICS, INC. 54-0850359

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /   /
                                                                  (b) /   /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                               7.   SOLE VOTING POWER

                                    1,618,891
NUMBER OF
SHARES                         8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:                        1,618,891

                              10.   SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,618,891

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   /   /


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      37.2%

14.      TYPE OF REPORTING PERSON

                                       CO

CUSIP No. 457662-10-4
                                       13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                             CERBCO, INC. 54-1448835

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) /   /
                                                                 (b) /   /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                               7.   SOLE VOTING POWER

                                    1,618,891
NUMBER OF
SHARES                         8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:                        1,618,891

                              10.   SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,618,891

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES /   /


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      37.2%

14.      TYPE OF REPORTING PERSON

                                       HC

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Amendment No. 4, which relates to the Common Stock, par value $.04 per share (the "Common Stock") of Insituform East, Incorporated, a Delaware corporation (the "Issuer"), including shares of Common Stock issuable upon conversion of the Issuer's Class B Common Stock, par value $.04 per share (the "Class B Common Stock"), supplements and amends the statement on Schedule 13D originally filed with the Commission on March 25, 1985, as amended on June 19, 1986, March 1, 1999 and further amended on March 23, 1999 (the "Statement"). The Issuer's principal executive offices are located at 3421 Pennsy Drive, Landover, Maryland 20785.

Item 2.  Identity and Background.

         (a)-(c) This Statement is filed on behalf of CERBCO, Inc. ("CERBCO"), a Delaware corporation with its principal office and principal business address at 3421 Pennsy Drive, Landover, Maryland 20785 and CERBERONICS, Inc. ("CERBERONICS"), a Delaware corporation with its principal office and principal business address at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. CERBERONICS is a wholly-owned subsidiary of CERBCO. The name, residence or business address and present principal occupation or employment of executive officers and directors of CERBERONICS and CERBCO (as indicated) are as follows:

Name and Title                      Residence or Business Address            Principal Occupation or Employment

Robert W. Erikson                   300 Delaware Avenue                      Chairman and Director of
Chairman and Director of            Suite 1704                                  CERBERONICS and
   CERBERONICS and                  Wilmington, DE 19801                        President and Director
   President and Director of                                                    of CERBCO
   CERBCO                           3421 Pennsy Drive
                                    Landover, MD 20785

George Wm. Erikson                  300 Delaware Avenue                      President, General Counsel
President, General Counsel          Suite 1704                                  and Director of
   and Director of                  Wilmington, DE 19801                        CERBERONICS and
   CERBERONICS and                                                              Chairman, General Counsel
   Chairman, General Counsel        3421 Pennsy Drive                           and Director of CERBCO
   and Director of CERBCO           Landover, MD 20785

Webb C. Hayes, IV                   Friedman, Billings, Ramsey Group, Inc.   Managing Director,
Director of CERBCO                  1001 19th Street North                   Private Client Services
                                    Arlington, VA 22209-1722.

Paul C. Kincheloe, Jr.              Kincheloe and Schneiderman               Partner in law firm of
Director of CERBCO                  4084 University Drive                    Kincheloe and Schneiderman
                                    Suite 202
                                    Fairfax, VA 22030

Robert F. Hartman                   300 Delaware Avenue                      Executive Vice President,
Executive Vice President,           Suite 1704                                  Secretary, Treasurer and
   Secretary, Treasurer and         Wilmington, DE 19801                        Director of CERBERONICS
   Director of CERBERONICS                                                      and Vice President, Secretary
   and Vice President, Secretary    3421 Pennsy Drive                           and Treasurer of CERBCO
   and Treasurer of CERBCO          Landover, MD 20785

Peter J. Winnington                 Belfint, Lyons & Shuman                  Partner in accounting firm of
Vice President and Director         200 W. Ninth Street Plaza                Belfint, Lyons & Shuman
   of CERBERONICS                   Wilmington, DE 19899

Peter C. Fulweiler                  PNC Bank, Delaware                       Vice President of PNC Bank,
Director of CERBERONICS             222 Delaware Avenue, 17th Floor          Delaware
                                    Wilmington, DE 19801

         (d) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration for the acquisitions of shares of Common Stock of the Issuer by CERBERONICS and CERBCO to which this Statement relates was $162,891.14. Those acquisitions are described in more detail in Item 5. The source of such funds was working capital of CERBERONICS. Item 4. Purpose of Transaction.

         From time to time CERBERONICS and CERBCO review the status of their investment in the Issuer with a view to determining how best to maximize the benefits of their investment. The options considered during these periodic reviews include (i) disposing of some or all of the shares, (ii) acquiring additional shares, or (iii) offering to acquire all of the shares not already beneficially owned by CERBERONICS and CERBCO for cash, securities, or a combination of both. In the period from April through December 1999, CERBERONICS and CERBCO purchased 104,750 additional shares of Common Stock because CERBERONICS and CERBCO believed the prices at which the shares were trading to be attractive. All of the purchases were made in open market transactions, executed through brokers on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). Item 5. Interest in Securities of the Issuer.

         (a) CERBERONICS directly owns, and CERBCO (as a result of CERBERONICS being its wholly-owned subsidiary) may be deemed to beneficially own, the shares of Common Stock and Class B Common Stock of the Issuer, described below. As provided in the Issuer's Articles of Incorporation, shares of Common Stock and shares of Class B Common Stock are identical in their rights, entitlements and preferences except that (i) each Common Stock share carries one vote whereas each Class B Common Stock share carries ten votes; and (ii) the Common Stock shares are entitled to elect as a class 25% of the directors of the Issuer's Board of Directors and the Class B Common Stock shares are entitled to elect as a class the remaining number of directors of the Board. After giving effect to the acquisitions described below in this Item 5, CERBCO and CERBERONICS beneficially own 1,322,750 shares of Common Stock and 296,141 shares of Class B Common Stock. In the aggregate, these shares represent the right to cast 4,284,160 (or 60.9%) of the 7,035,226 votes eligible to be cast by the holders of both classes of common stock.

                  Shares of Class B Common Stock are convertible at any time into shares of Common Stock on a one-for-one basis. By reason of this conversion privilege, CERBCO and CERBERONICS are deemed to beneficially own the shares of Common Stock into which the Class B Common Stock beneficially owned by CERBCO and CERBERONICS are convertible. Therefore, for purposes of this Statement, CERBCO and CERBERONICS are deemed to beneficially own in the aggregate 1,618,891 shares of Common Stock.

                  George Wm. Erikson, President, General Counsel and Director of CERBERONICS, and Chairman, General Counsel and Director of CERBCO, is the beneficial owner of 16,500 shares of the outstanding Common Stock of the Issuer. In addition to being Directors of CERBCO, Robert W. Erikson, George Wm. Erikson, Webb C. Hayes, IV, and Paul C. Kincheloe, Jr. are Directors of the Issuer. As such, each has been granted options to purchase 75,000 shares of the Issuer's Common Stock pursuant to its 1994 and 1999 Directors' Stock Option Plans.

         (b) Each of the beneficial owners set forth in paragraph (a) has sole voting and dispositive power over their respective shares referred to in paragraph (a).

         (c) During the past nine months, CERBERONICS and CERBCO made the following open market purchases of the Common Stock of the Issuer:

      Date               Quantity    Share Price        Total Cost
      ----               ---------   -----------        ----------
      4/5/99                 1,000      1.375             $1,404.95
      4/6/99                 1,200      1.375             $1,686.00
      4/9/99                 1,200      1.375             $1,686.00
     5/17/99                 1,000      1.3125            $1,342.45
     5/17/99                   500      1.3125             $ 686.20
     5/20/99                 1,500      1.3437            $2,060.55
      6/7/99                 2,000      1.25              $2,560.00
     8/27/99                   750      1.4375            $1,108.08
     8/30/99                 1,000      1.5               $1,529.95
     8/31/99                 1,000      1.5               $1,529.95
      9/2/99                 1,000      1.5               $1,529.95
      9/3/99                 1,000      1.5               $1,529.95
      9/7/99                 1,300      1.5               $1,989.00
      9/8/99                 1,300      1.5               $1,989.00
      9/9/99                 1,300      1.5               $1,989.00
     9/10/99                 1,300      1.5               $1,989.00
     9/16/99                 1,300      1.5625            $2,070.25
     9/17/99                 1,300      1.625             $2,151.50
     9/21/99                 1,400      1.6875            $2,404.50
     9/27/99                 1,100      1.5               $1,683.00
     9/28/99                 1,100      1.7187            $1,923.57
     9/29/99                 1,100      1.7187            $1,923.57
     9/30/99                 1,100      1.7187            $1,923.57
     10/1/99                 1,100      1.6875            $1,889.25
     10/6/99                 1,100      1.6875            $1,889.25
     10/7/99                 1,100      1.5625            $1,751.75
     10/7/99                 1,100      1.625             $1,820.50
    10/14/99                   700      1.4375            $1,027.25
    10/14/99                   500      1.375              $ 702.50
    10/15/99                 1,200      1.375             $1,686.00
    10/18/99                 1,100      1.25              $1,408.00
    10/19/99                 1,100      1.375             $1,545.50
    10/21/99                   100      1.3125             $ 134.25
    10/21/99                 1,000      1.375             $1,405.00
    10/22/99                 1,100      1.25              $1,408.00
    10/25/99                 1,200      1.1875            $1,461.00
    10/26/99                 1,200      1.25              $1,536.00
    10/27/99                 1,200      1.1875            $1,461.00
    10/28/99                 1,200      1.1875            $1,461.00
    10/29/99                 1,200      0.9687            $1,197.31
     11/8/99                   500      1.1562             $ 593.10
     11/8/99                 1,500      1.1875            $1,826.25
     11/8/99                   700      1.25               $ 896.00
     11/9/99                   300      1.625              $ 496.50
     11/9/99                 2,000      1.5625            $3,185.00
     11/9/99                   400      1.5625             $ 637.00
    11/11/99                   700      1.5625            $1,114.75
    11/11/99                 2,000      1.5               $3,060.00
    11/12/99                   700      1.625             $1,158.50
    11/12/99                 1,200      1.625             $1,986.00
    11/12/99                   500      1.5625             $ 796.25
    11/12/99                   300      1.5625             $ 477.75
    11/15/99                 1,000      1.625             $1,655.00
    11/15/99                 2,000      1.625             $3,310.00
    11/15/99                   200      1.6875             $ 343.50
    11/17/99                   500      1.375              $ 702.50
    11/17/99                 1,500      1.6875            $2,576.25
    11/17/99                 1,200      1.6875            $2,061.00
    11/18/99                   500      1.6875             $ 858.75
    11/18/99                 1,200      1.7187            $2,098.44
    11/18/99                 1,500      1.75              $2,670.00
    11/19/99                   500      1.6875             $ 858.75
    11/19/99                 1,500      1.7187            $2,623.05
    11/19/99                 1,200      1.75              $2,136.00
    11/22/99                 1,300      1.625             $2,151.50
    11/22/99                 2,000      1.625             $3,310.00
    11/23/99                 2,000      1.6875            $3,435.00
    11/23/99                 1,300      1.6875            $2,232.75
    11/24/99                 2,000      1.6875            $3,435.00
    11/24/99                   700      1.6875            $1,202.25
    11/24/99                   600      1.75              $1,068.00
    11/29/99                   600      1.6875            $1,030.50
    11/29/99                 2,000      1.6875            $3,435.00
    11/30/99                 2,000      1.625             $3,310.00
    11/30/99                   600      1.625              $ 993.00
     12/1/99                   500      1.6875             $ 858.75
     12/1/99                 1,500      1.75              $2,670.00
     12/1/99                   600      1.8125            $1,105.50
     12/3/99                 2,000      1.6875            $3,435.00
     12/3/99                   600      1.6875            $1,030.50
     12/6/99                 2,000      1.6875            $3,435.00
     12/6/99                   100      1.6875             $ 171.75
     12/7/99                 2,000      1.625             $3,310.00
     12/7/99                   100      1.8125             $ 184.25
     12/9/99                   500      1.5                $ 765.00
     12/9/99                 1,500      1.75              $2,670.00
     12/9/99                   100      1.75               $ 178.00
    12/13/99                 1,800      1.375             $2,529.00
    12/14/99                 1,800      1.3125            $2,416.50
    12/15/99                 1,800      1.3125            $2,416.50
    12/17/99                 1,800      1.375             $2,529.00
    12/20/99                 1,700      1.5625           $ 2,707.25
    12/23/99                 1,700      1.3125           $ 2,282.25
                          --------                      -----------
                           104,750                      $162,891.14

*  Inclusive of brokerage fees/commissions.

         (d)      Not Applicable.

         (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2000



                             CERBERONICS, Inc.


                             By: /s/ Robert W. Erikson
                                -------------------------------------
                             Robert W. Erikson
                             Chairman

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2000



                             CERBCO, Inc.


                             By: /s/ George Wm. Erikson
                                -------------------------------------
                             George Wm. Erikson
                             Chairman